COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

05008067

File Number: 82.2994

SUPPL

RECEIVED
MAY 12 2005
183

4 May 2005

United States Securities
and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON, D.C. 20549

Dear Sirs

Enclosed herewith for your information pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 are copies of announcements released today.

Yours faithfully

pp K Layton

D.A. WYLIE
COMPANY SECRETARY

PROCESSED
MAY 20 2005
THOMSON
FINANCIAL

dlw 5/19

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street

COCA-COLA AMATIL

GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: (61 2) 9259 6666
Facsimile: (61 2) 9259 6233

Company Announcements Office
Australian Stock Exchange Limited

CCA continues innovation with major product launches and confirms double digit net profit growth for 2005 full year

Sydney, 4 May 2005: Coca-Cola Amatil Limited (CCA) Group Managing Director, Terry Davis, is today announcing four major sales initiatives and confirmed guidance of double digit net profit growth for CCA Group for 2005 full year.

Mr. Davis, at the Macquarie Securities Conference, will inform investors that: "At the heart of our success in achieving double digit net profit growth for each of the last four years has been our commitment to innovation. These four important new initiatives demonstrate the Coca-Cola system's continued commitment to meeting consumer needs and creating greater levels of excitement in the non-alcoholic beverage market".

The four major sales initiatives for 2005 are:

- **Minute Maid's Juice** range in South Korea – launched in April.

  Minute Maid, the world's largest juice brand, has been launched to strengthen CCA's overall product portfolio in the South Korean market. Juice is the second largest segment in the non-alcoholic ready to drink market, with approximately 28% of that market, slightly behind carbonated soft drinks. CCA's major competitor generates approximately $480 million of juice revenue (compared to CCA's 2004 total revenue in South Korea of approximately $560 million) and that juice revenue has grown at a compound rate of over 10% since 2001.

  In the period since its launch, the new Minute Maid range (100% juice, Bone PLUS, Heart PLUS and Kids PLUS) has sold almost 1 million unit cases. The Coca-Cola Company has committed to a doubling of advertising spend in South Korea in 2005, including the launch of Minute Maid.

- **Frutopia J** and **Fruitopia Classic** in Australia – to be launched in June and July, respectively.

  CCA currently has a 3% share of the Australian juice segment and Fruitopia J and Fruitopia Classic are the first new products in CCA's expansion into the juice segment. Fruitopia J is a significant breakthrough in juice formulation for Australian consumers, providing a great tasting shelf stable brand. Fruitopia Classic, a unique blend of fresh and concentrate juice, is the first time Fruitopia has been offered in the supermarket channel. Both these brands will be supported by significant marketing investment.

- **Coke with Lime** in Australia – to be launched in June.

  This new product follows on from the success of diet Coke with Lime, which has been CCA's most successful diet Coke extension. Almost 30% of CCA's volume from diet Coke with Lime is consumed by people who did not previously purchase carbonated soft drinks. Coke with Lime will be available in all channels from June and consumer research indicates similar levels of purchase intent as that achieved for Vanilla Coke.

- **Coke with Raspberry** and **diet Coke with Raspberry** in New Zealand – to be launched in June.

  In a global first for the Coca-Cola System, New Zealand will launch Coke with Raspberry and diet Coke with Raspberry. It is also the first time that the Coca-Cola flavour and the diet Coke flavour have been launched simultaneously. The raspberry extensions have achieved stronger test results than any past Coke / diet Coke flavour, with New Zealand consumers.

Trading Update
Mr. Davis will also provide an update on first half trading with key highlights being as follows:

- **Volume** - all key markets experienced soft volume in the first quarter of 2005. Softer trading began with reduced demand in the last week of December 2004 that resulted in higher than normal inventory levels being held by CCA's customers and, when combined with cooler weather and a generally softer retail environment, impacted January and February trading. CCA is also cycling a high volume growth rate in the first half of 2004, with Australia recording volume growth of 7.5% (excluding Neverfail).

- **Australia** – due to substantial increases in commodity costs, cost of goods sold have increased by 5% in 2005 and to date this increase is being recovered through higher pricing. CCA's major competitor did not immediately follow the supermarket price increases and there has been an impact on volume in the first quarter as a consequence of the widening price gap between CCA's brands and competitor products. CCA estimates that this increased price gap may result in broadly flat volume in first half 2005 in Australia, compared to the first half 2004. CCA continues to believe that maintaining pricing discipline and category profitability is the best long term strategy to deliver sustainable business results.

- **SPC Ardmona** - the integration of the business is on track and forecast synergies are ahead of the initial expectations. SPC Ardmona is expected to contribute approximately 2.5% to the CCA Group net profit for first half 2005 and between 4% to 4.5% for the 2005 full year.

- **Indonesia** - the devastation caused by the 2004 Boxing Day Tsunami and further earthquakes have led to a considerable proportion of Indonesians' disposable

including CCA's products, declined in the first quarter. We expect that the impact of the lower consumption, combined with generally higher cost inflation, will offset in the first half of 2005 the benefits arising from the removal of the Luxury Goods Tax from carbonated soft drinks.

- **South Korea** - trading remains impacted by high levels of household debt and continued low consumer demand. We have not seen any improvement in first half 2005 trading from that experienced in the second half of 2004. As such we would not expect to return to profitability in the first half of 2005. However, the initiatives being actioned by CCA (modern merchandising standards, cold drink equipment placements and the launch of Minute Maid) and the increased marketing expenditure by TCCC is expected to better position the business for the important June to August summer season.

2005 Outlook

CCA expects full year earnings growth to be weighted towards the second half due to:

- two fewer selling days in the first half;
- soft volume in the first quarter. CCA is also cycling a high volume growth rate in the first half of 2004, with Australia recording volume growth of 7.5% (excluding Neverfail);
- the full benefit of price increases being realised in the second half; and
- the full benefit of integration synergies from SPC Ardmona beginning in the second half.

The CCA Group expects to deliver around 10% net profit growth for the first half of 2005.

Subject to no deterioration of current economic or trading conditions, CCA confirms guidance of double digit net profit growth for the CCA Group for full year 2005.

A copy of the presentation slides will be posted on the Company's website, www.ccamatil.com,

Yours faithfully

D A Wylie
Secretary

ENDS

For further information, please contact:
Peter Steel +61 2 9259 6553
Alec Wagstaff +61 2 9259 6571

COCA-COLA AMATIL

Postal Address:
GPO Box 145
Sydney NSW 2001
AUSTRALIA
Telephone: 612 9259 6387
Facsimile: 612 9259 6233

4 May 2005

Company Announcements Office
Australian Stock Exchange Limited

COCA-COLA AMATIL'S 2005 OUTLOOK

Coca-Cola Amatil Limited (CCA) wishes to clarify its 2005 outlook statement which was released earlier today.

Subject to no deterioration of current economic or trading conditions, low double digit net profit growth for the CCA Group is expected for full year 2005.

Yours faithfully

D.A. WYLIE
COMPANY SECRETARY

For further information, please contact:

Peter Steel	+61 2 9259 6553
Alec Wagstaff	+61 2 9259 6571

COCA-COLA AMATIL LIMITED
ABN 26 004 139 397
71 Macquarie Street
Sydney NSW 2000
AUSTRALIA